Consent of Independent Auditors



The Board of Directors of Smithway Motor Xpress Corp.
The Administrator of the Smithway Motor Xpress, Inc. 401(k)
   Retirement Savings and Investment Plan:


We consent to incorporation by reference in the registration statement (Nos. 333-10249, 333-10251, 333-21253, 333-81855, and 333-97195) on Form S-8 of
Smithway Motor Xpress Corp. of our report dated May 16, 2003, relating to the statements of net assets available for plan benefits of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan as of December 31, 2002 and 2001, the related statements of changes in net assets available for plan benefits for the years then ended, and related schedule, which report appears in the December 31, 2002 Form 11-K of the Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan.



                                  /s/ KPMG LLP





Des Moines, Iowa
June 27, 2003